Exhibit 18.1

February 17, 2026

Board of Directors
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX 75080

Ladies and Gentlemen:

Note 2 of the Notes to the consolidated financial statements of Lennox International Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2025 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventories. There are no authoritative criteria for determining a ‘preferable’ inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Dallas, Texas